Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Myron Stadnyk promoted to President of ARC Resources Ltd.

     CALGARY, Feb. 11 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust ("ARC"
or the "Trust") is pleased to announce that Myron Stadnyk has been promoted to
President and Chief Operating Officer reporting to John Dielwart. John
Dielwart will remain fully engaged in the Trust's activities and will continue to provide leadership in his role as Chief Executive Officer.
     "Myron has been a key member of our management team since he joined the
Trust in 1997. Adding the President's responsibilities to his current role as
Chief Operating Officer is a natural progression for Myron as part of ARC's long-term succession planning" said John Dielwart.
     Mr. Stadnyk graduated with a B.Sc. in Mechanical Engineering from the
University of Saskatchewan in 1985. He started his career in the petroleum industry with Shell Canada working on major facility projects both domestically and internationally. Myron joined ARC in 1997 as Manager of
Operations and over the years has taken on increasing responsibility. He has been Chief Operating Officer since 2005. Myron is a member of the Association of Professional Engineers Geologists and Geophysicists of Alberta and is a
Director of the Glenbow Museum. Myron is married and he and Jennifer have three children.

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.1 billion. The
Trust expects full year 2009 oil and gas production of between 64,000 and
65,000 barrels of oil equivalent per day from six core areas in western
Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and
ARC Resources exchangeable shares trade under the symbol ARX.

     <<
     ARC RESOURCES LTD.

     John P. Dielwart,
     Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900; ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W.,
Calgary, AB, T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 18:27e 11-FEB-09